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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Contango ORE, Inc.

(Name of issuer)

Common Stock, par value $0.01

(Title of class of securities)

21077F100

(CUSIP number)

November 30, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Kenneth R. Peak
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 299,266 shares of Common Stock
	6	Shared voting power
	7	Sole dispositive power 256,447 shares of Common Stock
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 299,266 shares of Common Stock
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 18%
12	Type of reporting person (see instructions) IN

Item 1.	(a)	Name of Issuer

Contango ORE, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

3700 Buffalo Speedway, Suite 960 Houston, Texas 77098

Item 2.	(a)	Name of Person Filing

Kenneth R. Peak

	(b)	Address of Principal Business Office or, if none, Residence

3700 Buffalo Speedway, Suite 960 Houston, Texas 77098

	(c)	Citizenship

United States

	(d)	Title of Class of Securities

Common stock, par value $0.01 (the “Common Stock”).

	(e)	CUSIP Number

21077F100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

299,266

(b) Percent of class:

18%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

299,266

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

256,447

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[The remainder of this page intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2011	KENNETH R. PEAK

/S/ KENNETH R. PEAK